Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated March 31, 2006

STATOIL ASA
(Exact name of registrant as specified in its charter)

FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No   X

If "Yes"is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82______________

This Report on Form 6-K contains a press release issued by Statoil ASA on March 31, 2006, entitled "Statoil reports for 2005".

Statoil reports for 2005.

Statoil (OSE: STL, NYSE: STO) is today, 31 March, publishing the online editions of its annual report and accounts, sustainability report and US Form 20F report for 2005.

These documents are available on the group’s web site at http://www.statoil.com/ir.

The HTML version of the Form 20F report will be available on the US Securities and Exchange Commission’s web site in the Edgar database at http://www.sec.gov from 16.00 CET (09.00 EST) today.

Printed copies of the annual report and accounts and the sustainability report will be mailed to registered shareholders from 7 April.

Further information from:

Investor relations
Lars Troen Sørensen, senior vice president for investor relations, + 47 90 64 91 44 (mobile), +47 51 99 77 90 (office)
Geir Bjørnstad, vice president for investor relations USA: +47 913 923 45 (mobile)

Press
Ola Morten Aanestad, vice president for media relations, +47 48 08 02 12 (mobile) +47 51 99 13 77 (office)

STATOIL ASA (Registrant)
Dated: March 31, 2006	By:	/S/ Eldar Sætre Eldar Sætre Chief Financial Officer